
Quaterra Resources Inc.
MacArthur Copper Project, Nevada
August 2008
Cu Grade thickness Isopach Map
OPEN
A'
A
B'
B
Existing Pit Outline
Gallagher Prospect Area
OPEN
N
0
1,000
2,000
Grade Thickness (ft.% TCu)
< 10
10 - 20
20 - 30
30 - 40
> 40
New Drill Hole

Quaterra Resources Inc.
MacArthur Copper Project, Nevada
August 2008
Drill Hole Location Map


A
A'
B
B'
Existing Pit Outline
Gallagher Prospect Area
N
0
1,000
2,000
New Drill Holes
QM-026
QMCC-7
QMCC-7A
QMCC-8
QMCC-9
QMC-23R
QMCC-5
QMCC-6
QMC-21R
QMC-27R
QMC-25R
QMC-24R
QM-001
QM-006
QM-004
QM-003
QM-002
QMCC-14
QMCC-13
QMCC-12
QMCC-11
QMCC-10
QM-007
QM-005
QMCC-16
QMCC-15
QM-008
QMCC-17
QMCC-19
QME-9R
QME-10R
QM-011
QM-012
QM-013
QM-014
QME-76R
QME-77R
QME-75R
QME-81R
QME-80R
QME-79R
QME-78R
QME-8R
QME-3
QME-5
QME-6R
QMT-19



Existing Pit Boundaries
Elevation (feet)
5500
5000
4500
4000
A
A'
Upper Cu Oxide Zone
Approximate Depth of Historic Drilling
Lower Chalcocite Zone
QMT-6
0.25% / 95 ft.
0.18% / 15 ft.
0.28% / 65 ft.
QM-17
0.19% / 25 ft.
0.30% / 55 ft.
QMCC-2
0.21% / 81 ft.
0.24% / 96 ft.
0.17% / 19 ft.
0.18% / 66 ft.
QMC-23R
0.20% / 10 ft.
1.25 % / 25 ft.
QMT-16aR
0.16% / 135 ft.
0.16% / 35 ft.
0.14% / 20 ft.
0.23% / 95 ft.
QMT-11aR
0.19% / 120 ft.
0.16% / 60 ft.
0.21% / 60 ft.
QMT-8aR
0.51% / 20 ft.
0.22% / 45 ft.
0.52% / 20 ft.
0.24% / 175 ft.
0 500 1000
Scale (feet)
Grade (% T Cu)
< .10
0.10 – 0.15
0.15 – 0.20
0.20 – 0.25
>0.25

Quaterra Resources Inc.
MacArthur Copper Project, Nevada
August 2008

Drill Hole Cross Section A - A'
Showing Acid Soluble Copper Mineralization



Elevation (feet)
B
B'
Upper Cu Oxide Zone
Lower Chalcocite Zone
Porphyry Sulfide Zone
MacArthur Fault
5200
5000
4800
4600
4400
QM-39
0.19% / 100 ft.
0.54% / 10 ft.
0.23% / 20 ft.
0.17% / 30 ft.
QM-38
0.20% / 190 ft.
0.19% / 45 ft.
0.39% / 45 ft.
QM-35
0.16% / 75 ft.
0.16% / 25 ft.
0.25% / 20 ft.
0.23% / 175 ft.
QM-10
0.17% / 35 ft.
0.30% / 60 ft.
0.42% / 15 ft.
0.73% / 60 ft
0.40% / 50 ft
QM-44
0.22% / 60 ft.
0.88% / 45 ft.
0.41% / 30 ft.
0.44% / 40 ft.
0.30% / 25 ft.
0.55% / 15 ft.
0.30% / 20 ft.
QM-42
0.73% / 55 ft.
0.29% / 45 ft.
0.19% / 35 ft
QM-47
0.26% / 55 ft.
0.33% / 45 ft.
0.33% / 10 ft.
0.28% / 10 ft.
0.29% / 10 ft.
0.32% / 45 ft.
0.22% / 15 ft.
Grade (% T Cu)
< .10
0.10 – 0.15
0.15 – 0.20
0.20 – 0.25
>0.25
0 200 400
Scale (feet)

Quaterra Resources Inc.
MacArthur Copper Project, Nevada
May 2008

Drill Hole Cross Section B - B'
Showing Copper Mineralization in the Gallagher Prospect Area